Elan Corporation, plc Treasury Building, Lower Grand Canal St. Dublin 2, Ireland T +353 1 709-4000 F +353 1 709-4700

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549 USA

January 28, 2011

Re:          Elan Corporation, plc
Form 20-F for Fiscal Year ended December 31, 2009
Filed February 25, 2010
File No. 1-13896

Dear Mr. Rosenberg:

We hereby submit this response to our conversation with the Staff on January 26, 2011, regarding our Form 20−F for the year ended December 31, 2009 (the “2009 Form 20-F”). The comments the Staff provided to us in that discussion have been paraphrased and reproduced (in bold and italics) immediately before our response.

1.	Why is it appropriate, based on the literature, to discount the funding commitment rather than record it gross at inception?

Elan’s Response:

We initially measured Elan’s retained investment in the common stock of Janssen AI at fair value in accordance with ASC paragraph 323-10-30-2 and ASC paragraphs 810-10-40-3A through 810-10-40-5.

In applying ASC paragraph 323-10-30-2, our estimate of the fair value of Elan’s 49.9% equity interest in Janssen AI at inception was based on the valuation of the two sets of assets that comprised Janssen AI’s total net assets at inception, namely (a) the AIP in-process research and development (“IPR&D”) intangible asset and (b) the financial asset created by the Johnson & Johnson contingent funding commitment (which is effectively a receivable from Johnson & Johnson).  We measured the financial asset receivable at its estimated fair value of $117.7 million rather than a value of $249.5 million based on Elan’s 49.9% proportionate interest in the maximum funding commitment amount of $500.0 million, in accordance with ASC paragraphs 310-10-30-5 and 835-30-25-10, which address the initial measurement of the receivable from Johnson & Johnson.

As set out in our letter to the Staff dated January 21, 2011, in estimating the fair value of the contingent funding commitment, adjustments were made to reflect; 1) the probability that the cash will be spent and thereby giving rise to the expected cash flows under the commitment; and 2) the time value of money, as the cash will be spent over a period of several years.

2.
Why is the accretion of the funding commitment component of the equity method investment in Janssen AI recorded as an offset to the share of the losses in the income statement rather than in additional paid-in capital? Furthermore, should the basis difference related to the funding commitment be amortized through the income statement or allocated to another item, for example goodwill?

Elan’s Response:

In accordance with ASC paragraph 323-10-35-5, subsequent to initial measurement, the adjustment of the carrying amount of the equity method investment in Janssen AI should be included in Elan’s determination of net income, except as set out in ASC paragraph 323-10-35-18 which addresses those items that should be adjusted in other comprehensive income (“OCI”). Since the remeasurement of the funding commitment does not qualify to be recognised in OCI we believe that the remeasurement of the funding commitment component of the equity method investment in Janssen AI should be recorded in income and not in APIC.

ASC paragraph 835-30-25-10 addresses the initial recording and subsequent remeasurement of a financial asset receivable. We have had regard to this guidance in recording the Johnson & Johnson contingent funding commitment initially at fair value and the subsequent recording of the remeasurement in income.

ASC paragraphs 323-10-35-5 also notes that the adjustment of the carrying amount of the equity method investment shall reflect adjustments similar to those made in preparing consolidated statements, including basis difference adjustments.

The basis difference relating to the Johnson & Johnson funding commitment of $131.8 million arose because of the different valuations placed on the financial asset created by the funding commitment by Janssen AI and Elan. This basis difference gives rise to an amortization adjustment for each reporting period. These adjustments do not constitute additional contributions of equity and consequently should not be recognised as APIC.

Given that the basis differences have been identified as relating to specific assets (i.e. the AIP IPR&D intangible asset and the financial asset created by the Johnson & Johnson funding commitment), we do not believe that any part of the basis difference should be allocated to goodwill.

3.	In respect of Johnson & Johnson’s 18.4% equity investment in Elan, what are the “certain pre-emptive and other rights” referred to in your letter to the Staff dated January 21, 2011?

Elan’s Response:

Janssen Pharmaceutical (an affiliate of Johnson & Johnson) purchased an approximate 18.4% equity interest in Elan Corporation, plc on September 17, 2009.

Pursuant to an Investment Agreement (filed with the Commission as Exhibit 4(a)(6) to the Elan Corporation, plc Annual Report on Form 20-F for the year ended December 31, 2009), Janssen Pharmaceutical received the following rights:

1.
Section 2.1 of the Investment Agreement provides that so long as Janssen Pharmaceutical owns more than 10% of Elan’s outstanding shares, Janssen Pharmaceutical will have the right to designate one Elan board member for nomination.

2.	Section 2.3 of the Investment Agreement provides Janssen Pharmaceutical with registration rights commencing March 17, 2011.

3.
Section 2.6 of the Investment Agreement provides that if Elan proposes to offer shares or rights to acquire shares for cash, then Janssen Pharmaceutical has the right to buy its proportionate interest in such offering unless Janssen Pharmaceutical owns less than 10% of Elan at the time of the offering. In addition, this pre-emptive right does not apply to issuances of equity by Elan that constitute less than 10% of the outstanding equity in 12 month periods (each beginning on September 17) and to equity issuances under Elan’s stock plans.

4.
Section 2.7 of the Investment Agreement provided Janssen Pharmaceutical with anti-dilution rights, in the event that Elan issued shares to a third party within nine months of the date of the agreement (i.e. up to June 17, 2010) at a price lower than the reference market price ($7.17), Johnson & Johnson were entitled to buy shares at this new price to maintain their 18.4% holding.

We consider the premium paid by Johnson & Johnson to be part of the cost of its strategic 18.4% equity stake in Elan as it is our belief that a transaction with a third party seeking to acquire a large minority stake and a board seat would require that party to pay a significant premium (the other rights noted above are ancillary rights of inconsequential value). As part of our assessment of the premium, we analyzed similar deals in the market to assess its appropriateness and concluded that the premium paid by Johnson & Johnson is reasonable compared to market precedents for significant minority investments made by strategic investors.

We acknowledge that:  (i) we are responsible for the adequacy and accuracy of the disclosure in our Form 20-F; (ii) Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defence in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We believe that we have fully responded to the Staff’s comments. However, if you have any questions about any of our responses or require further information, please do not hesitate to telephone me at 011-353-1-709-4063 or Elan’s Senior Vice President Group Finance and Controller, Nigel Clerkin, at 011-353-1-709-4234.

Yours sincerely,

/s/ Shane Cooke
Shane Cooke
Executive Vice President and Chief Financial Officer